January 20, 2021	Lillian Brown

+1 202 663 6743 (t)
VIA EDGAR AND OVERNIGHT MAIL	+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App LLC
Offering Statement on Form 1-A
Filed December 2, 2020
File No. 024-11377

Ladies and Gentlemen:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission in a letter dated December 16, 2020 (the “Comment Letter”) regarding the Company’s Offering Statement on Form 1-A filed December 2, 2020 (the “Offering Statement”), relating to a proposed offering of membership interests by certain series registered under the Company (each, a “Series”). The responses provided are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Form 1-A Filed December 2, 2020

Distribution Policy, page 56

1.       We note your response to comment 3. We continue to consider your response and your disclosures. We may have further comment.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and will respond promptly to any further comments the Staff may have.

January 20, 2021

2.       We note your responses to comments 2 and 3 and your revised disclosure. We further note that each series will derive its cash flows from only a single property, your lack of operating history, the potentially significant impact of unanticipated capital expenditures and repairs, the short-term nature of your leases, and the difficulty, time and expense involved in recovering unpaid amounts from tenant defaults. These items could impact your determination that your cash available for distribution from each series, on an individual basis, will be predictable in such a manner as to provide a reasonable basis for projecting a cash distribution. Please provide a detailed analysis of your reasonable basis for making these projections, focusing on each estimate and assumption inherent in this calculation and discussing how you considered the items noted above.

Response to Comment No. 2

The Company advises the Staff that it has based its calculations of projected monthly distributions on the following estimates and assumptions, each of which the Company believes is reasonable. Therefore, the Company believes it has a reasonable basis for making these projections of monthly distributions.

Reliance on Single Properties; Operating History; Potential Tenant Defaults

As the Staff notes, each Series will rely on a single property for its cash flows. Accordingly, the Company’s estimated projections for each Series are reliant on the Company’s ability to manage and predict occupancy, tenant reliability in paying rent in a timely manner and costs of maintaining those properties. The Company considered each of these inputs in developing its projected distributions.

The Company acknowledges that because of its limited operating history, it is more challenging to predict each Series’ ability to lease its property and collect full rent amounts over the next twelve months. The Company believes that notwithstanding the Company’s limited operating history, it is reasonable to assume that absent a vacancy, its rental income will equal the rent amount provided for in the lease agreement because the Company’s manager (the “Manager”) thoroughly diligences each prospective tenant in connection with the application process, including conducting background and credit checks, and each lease agreement provides for late payment penalties, which have effectively motivated timely rent payments. In response to the Staff’s comment, the Company has revised the disclosure in footnote 4 to the distribution tables on pages 57 and 58 of the Amended Offering Statement to include disclosure that, in the case of inability to renew a Series’ property lease or re-lease a Series’ property, or in the case of a tenant default, the Series may not pay distributions.

January 20, 2021

The Company acknowledges the possibility that a tenant or tenants may default on their obligation to make their rent payments. In the case that a Series is unable to collect rent for a given month, the Series may: (a) apply the security deposits held by it, if any, against unpaid rent amounts, (b) use its reserves to pay distributions, or (c) forego making a distribution for the given month. Therefore, even if the Series is unable to collect the full amount of rent provided for in the lease agreement, the Series may be able to make the projected distributions in a given month. In any event, the Amended Offering Statement now discloses in footnote 4 to the distribution tables on pages 57 and 58 that in the case of a tenant default, the Series may not pay distributions.

Short-Term Nature of Lease Terms

The Company further acknowledges that the short-term nature of the Series’ lease agreements makes it more challenging to project gross income over the next twelve months due to the inherent uncertainty presented with regard to whether a property lease will be renewed or, as needed, re-leased. However, since the acquisition of the Series’ properties by the Company and its affiliates, more than half of the lease agreements were renewed by existing tenants and only two experienced any vacancy before being re-leased, in each case for a period of less than 30 days.

In addition, the Company has analyzed the market data of single-family home prices and average rent amounts in the Atlanta metropolitan area to support its estimates and assumptions. According to a November 2020 report published by Realtor.com, the median list price of single-family homes in Atlanta, GA was trending up 10% year-over-year and the average apartment rent amount in Atlanta over the six-month period leading up to the posting of this report had increased by 1.5% (or $25 per month). Given the growth trend and further growth potential of the housing market in the Atlanta metropolitan area, the Company believes that it has a reasonable basis to project that it will be able to either renew existing leases or re-lease the properties after the conclusion of the current lease terms at rent amounts equal to or greater than under the current leases. In any event, the Company has disclosed in footnote 4 to the distribution tables on pages 57 and 58 of the Amended Offering Statement that if a Series were unable to renew or re-lease its property, and there were a temporary vacancy, the Series would not expect to pay any distributions. Further, the Company has included disclosure throughout its Offering Statement that each Series depends on tenants for its revenue, and lease defaults or terminations could reduce its net income and limit its ability to make distributions to investors.

January 20, 2021

Monthly Expenses and Consideration of Potential Unexpected Capital Expenditures and Repairs

The Company’s estimate of monthly expenses includes estimates of the following: (i) property tax liabilities; (ii) insurance payment amounts; (iii) Homeowner’s Association fees; (iv) loan payment amounts pursuant to the refinance note (the “Refinance Note”) to be entered into between the Manager and each Series; and (v) monthly management fees payable to the Manager for various services rendered. These estimates are based on the Company’s experience to date, knowledge of the Properties and expectations regarding external factors. The Company is not aware of any planned or impending increases to property tax liabilities or Homeowner’s Association fees payable on any of the properties within the next twelve months, and each Series’ insurance payments, interest payments on the Refinance Notes and monthly management fees are fixed monthly obligations over the next twelve months that are not subject to any adjustments. In the case of interest payments on the Refinance Notes and monthly management fees, these expenses are incurred in connection with related-party transactions with parties under common control with the Company. Consequently, the Company believes its estimates for such expenses are reasonable.

The Company does not expect that unanticipated capital expenditures or repairs will affect its projected cash available for distribution because each Series: (i) allocated funds to a reserve at the time it acquired its property and plans to contribute to such reserve on a monthly basis; and (ii) each Series maintains an insurance policy covering its property. In addition, the Company advises the Staff that no property is currently in need of any significant renovations, and should any significant renovations be needed in excess of a Series’ reserve balance, the Manager may loan additional funds to the Series, as disclosed in footnote 4 to each Series’ table in the “Description of the Properties” section beginning on page 39 of the Amended Offering Statement.

Based on the above considerations, the Company believes its projections are reasonable; however, the Company acknowledges that the projected monthly distribution amounts for each Series are subject to change over time based on a number of factors, as the Company has disclosed in the “Distribution Policy” section beginning on page 56 of the Amended Offering Statement. If there are any changes in circumstances with respect to a Series or its property that could impact the Series’ ability to make the projected monthly cash distributions, the Series will file a Form 1-U and/or a post-effective amendment to the Offering Statement, disclosing such changes in circumstances.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Related Party Loans, page 61

3.       We note that each series is expected to enter into a Refinance Note. Please tell us and revise your filing to disclose if the debt will be interest only or will require principal payments.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 25 33, 59, 62 and 13 of the Amended Offering Statement to disclose that the Company expects that payments due on the Refinance Notes prior to maturity will be interest-only.

January 20, 2021

Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page F-22

4.       We note your response to comment 5 and your revisions to your notes to your unaudited pro forma condensed combined financial statements. We will continue to monitor your filing for your consideration of a potential impairment loss on Landa Series 115 Sardis Street.

Response to Comment No. 4

In response to the Staff’s comment, the Company performed an impairment test on its property based on the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 360, Impairment or Disposal of Long-lived Assets (“ASC 360”). Under ASC 360, impairment losses are required to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

The Company conducted an impairment analysis pursuant to ASC 360 following the appraisal of the property held by Landa Series 115 Sardis Street and concluded there was no further need to calculate the impairment as the undiscounted cash flows exceeded the carrying amount of the property. As previously disclosed in the Offering Statement, each Series intends to hold its property for an indefinite period of time. In conducting its analysis, the Company applied a six-year holding period for the Property. The Company used this holding period because it represents the average historical ownership for a single-family property across the United States over the previous twenty-year period. The undiscounted cash flows consisted of projected net operating income for the holding period of the property and the projected terminal value of the property after the holding period.

To determine the terminal value of the property held by Landa Series 115 Sardis Street at September 30, 2020, the Company utilized an income capitalization approach as its valuation methodology. Under the income capitalization approach, the value of a property is determined by the potential income generated by such property over a certain period of time. In this case, the Company applied a six-year holding period in its analysis. The Company utilized this approach because it believes that a property’s ability to generate rental income is the most relevant indicator of value based on the Company’s business model. In addition, the Company also used market statistics, including those discussed in its response to Comment no. 2 above, as secondary sources to support its valuation analysis.

The Company concluded that the combination of the projected net operating income for the holding period of the property and the projected terminal value of the property exceeded the carrying basis of the property. On this basis, the Company concluded that there was no need to recognize an impairment loss.

January 20, 2021

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (202) 663-6743.

Sincerely,

/s/ Lillian Brown

cc: Via E-mail

Yishai Cohen, Chief Executive Officer

Neeraj Kumar, Senior Corporate Counsel

Gregory Crimmins, Head of Finance

Landa Holdings, Inc.

Bruce Roff, Partner

Daniel Laidlaw, Senior Manager

Marcum LLP